Hanwha SolarOne Reports Fourth Quarter 2010 and Full Year 2010 Results

SHANGHAI,  March 17, 2011  — Hanwha SolarOne Co., Ltd. ( "SolarOne" or the "Company") (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today reported its unaudited financial results for the quarter ended December 31, 2010.  The Company will host a conference call to discuss the results at 8:00 am Eastern Time (8:00 pm Shanghai Time) on March 17, 2011.  A slide presentation with details of the results will also be available on the Company’s website prior to the call.

FOURTH QUARTER 2010 HIGHLIGHTS

•	Total net revenues were RMB2,112.7 million (US$320.1 million), a decrease of 3.3% from 3Q10, but an increase of 68.7% from 4Q09.
•	PV module shipments, including module processing services, reached 218.8 MW, a decrease of 2.3% from 223.9 MW in 3Q10, but an increase of 97.5% from 110.8 MW in 4Q09.
•
Total net revenues and PV module shipments for 4Q10 reported above are lower than the estimated total revenues and PV module shipments for 4Q10 reported in the Company’s pre-announcement dated February 24, 2011.  Subsequent to the Company’s pre-announcement, the Company experienced a cancellation of one order totaling 4.1 MW of PV modules, an equivalent to Euro5.4 million in revenue. This order had been shipped to the intended customer in 4Q10.  Due to the rapidly changing regulatory conditions in Europe, the customer has notified us that it could not complete the sales contract. The Company plans to sell these PV modules to other customers in a later period.

•	Average selling price (“ASP”), excluding module processing services, increased to RMB11.82 per watt (US$1.79) from RMB11.72 per watt in 3Q10, but decreased 11.2% from RMB13.31 per watt in 4Q09.
•	Gross profit decreased 13.6% to RMB428.7 million (US$64.9 million) from RMB496.4 million in 3Q10, but increased 82.0% from RMB235.6 million in 4Q09.
•	Gross margin decreased to 20.3%, compared with 22.7% in 3Q10, primarily due to an increase in the raw material costs. Gross margin in 4Q09 was 18.8%.
•
Operating profit decreased 24.8% to RMB296.2 million (US$44.9 million) from RMB393.9 million in 3Q10, but increased from RMB127.7 million in 4Q09.  The decrease in operating income in 4Q10 from 3Q10 was primarily due to lower gross profit and higher selling expenses and research and development expenses.

•	Operating margin decreased to 14.0% from 18.0% in 3Q10, but increased from 10.2% in 4Q09.
•
Income tax expense in 4Q10 increased to RMB 148.9 million (US$ 22.6 million) compared with RMB 75.5 million in 3Q10 and RMB 7.3 million in 4Q09.  In accordance with the People’s Republic of China (“PRC”) income tax laws, an enterprise awarded with a High and New Technology Enterprise (“HNTE”) status may be eligible to apply for a reduced Enterprise Income Tax (“EIT”) rate of 15% instead of the statutory EIT rate of 25%, subject to an annual self-assessment to determine whether it continues to satisfy the criteria as an HNTE for each tax year. One of the Company’s major operating subsidiaries was certified by the PRC taxation authorities as an HNTE and obtained its HNTE certificate in 2008, which is valid for a three-year period through 2010.  In the fourth quarter of 2010, the Company recognized an incremental income tax expense of RMB 116.1 million (US$17.6 million) and a corresponding liability due to the uncertainty as to whether this subsidiary met certain requirement of HNTE in 2010.  The Company did not recognize a similar uncertain tax position in the first three quarters of 2010 because the self-assessment for the 2010 tax year could only be conducted when the full-year 2010 financial statements were available in January 2011. The PRC taxation authorities may determine, within a three-year statute of limitation period starting from December 31, 2010, that this subsidiary was not eligible for applying the EIT rate of 15% for the 2010 tax year. In the absence of such determination during the three-year period, the liability for this uncertain tax position will be reversed.

•
Net income attributable to shareholders on a non-GAAP basis1 was RMB134.6million (US$20.4million), a decrease of 50.8% from RMB273.7million in 3Q10, but an increase of 40.4% from RMB95.9 million in 4Q09.

1 All non-GAAP numbers used in this press release exclude the accounting impact from the adoption of ASC 815-40, which relates to the accounting treatment for the convertible bonds.   Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results.

•	Net income per basic ADS on a non-GAAP basis was RMB1.82 (US$0.28), a decrease of 60.6% from RMB4.62 in 3Q10, but an increase of 9.0% from RMB1.67 in 4Q09.
•
Net income attributable to shareholders on a GAAP basis was RMB370.8 million (US$56.2million), compared with net loss attributable to shareholders of RMB25.2 million in 3Q10.  The Company recorded a non-cash gain of RMB255.6 million (US$38.7 million) from the change in fair value of the convertible feature of the Company’s convertible bonds as compared to a non-cash loss of RMB279.2 million in 3Q10.  Net income attributable to shareholders on a GAAP basis in 4Q09 was RMB10.6 million including a non-cash loss of RMB71.3 million from the change in fair value of the convertible feature of the Company’s convertible bonds.  As explained in prior quarters, the fluctuations in the fair value of the convertible feature of the Company’s convertible bonds are primarily due to changes in the Company’s ADS price, over which the Company has no direct control, and does not reflect the operating performance of the Company.

•	Net income per basic ADS on a GAAP basis was RMB5.02 (US$0.76), compared with net loss per basic ADS on a GAAP basis of RMB0.43 in 3Q10 and RMB0.18 in 4Q09.
•	Annualized Return on Equity (“ROE”) on a non-GAAP basis was 13.1% in 4Q10, compared with 35.3% in 3Q10 and 17.4% in 4Q09.
•	Annualized ROE on a GAAP basis was 33.2% in 4Q10, compared with negative 2.9% in 3Q10 and 1.5 in 4Q09.

FULL YEAR 2010 HIGHLIGHTS

•	Total net revenues were RMB7,527.0 million (US$1,140.5 million), representing an increase of 99.2% from RMB3,778.3 million in 2009.
•	PV module shipments, including module processing services, reached 797.9 MW, representing an increase of 154.6% from 313.4 MW in 2009.
•	Gross profit increased to RMB1,566.3 million (US$237.3 million) from RMB436.4 million in 2009.
•	Gross margin increased to 20.8% from 11.5% in 2009.
•	Operating profit increased to RMB1,162.9 million (US$176.2 million) from RMB125.5 million in 2009.
•	Operating margin increased to 15.5% from 3.3% in 2009.
•	Net income attributable to shareholders on a non-GAAP basis1 was RMB798.2 million (US$120.9 million), compared with net loss attributable to shareholders of RMB 20.0 million in 2009.
•	Net income per basic ADS on a non-GAAP basis was RMB12.82 (US$1.94), compared with net loss per basic ADS of RMB0.36 in 2009.
•	Net income attributable to shareholders on a GAAP basis was RMB757.4 million (US$114.8 million), compared with net loss attributable to shareholders of RMB145.2 million in 2009.
•	Net income per basic ADS on a GAAP basis was RMB12.17 (US$1.84), compared with net loss per basic ADS of RMB2.65 in 2009.
•	ROE on a non-GAAP basis was 22.8% in 2010, compared with negative 0.9% in 2009.
•	ROE on a GAAP basis was 18.9% in 2010, compared with negative 5.2% in 2009.

  Dr. Peter Xie, President and CEO of Hanwha SolarOne, commented, " We concluded the year 2010 with another profitable quarter, a stronger balance sheet, and diversified our shipments towards new longer term growth markets. For the full year, our revenues nearly doubled to over $1 billion, our shipments rose 155%, and we returned to a healthy level of profitability.  We enter 2011 with a high degree of enthusiasm and confidence: our capabilities and brand is strengthened with our strategic partnership with Hanwha, we have good visibility of orders into mid-year, new technology initiatives are progressing towards completion, and significant new capacity will come on stream soon enhancing our ability to meet customer demand and to improve our cost structure.   ”

FOURTH QUARTER 2010 RESULTS

•
Total net revenues were RMB2,112.7 million (US$320.1 million), a decrease of 3.3% from RMB2,185.7 million in 3Q10, but an increase of 68.7% from RMB1,252.7 million in 4Q09. The decrease in net revenues in 4Q10 compared with 3Q10 was primarily due to lower shipments and was partially offset by higher ASP.

•	Revenue contribution from PV module processing services as a percentage of total net revenues was 8.0%, compared with 6.9% in 3Q10.
•	PV module shipments, including module processing services, reached 218.8 MW, a decrease from 223.9 MW in 3Q10, but an increase from 110.8 MW in 4Q09.

Module revenue by shipping destination Q4 10       Module revenue by shipping destination Q3 10

•	Module revenue attributable to shipments to Germany decreased to 25% in 4Q10 from 53% in 3Q10, while shipments to Italy, China, USA, Australia, France and the Netherlands increased during the quarter.
•	Average selling price (“ASP”), excluding module processing services, increased to RMB11.82 per watt (US$1.79) from RMB11.72 per watt in 3Q10, but decreased 11.2% from RMB13.31 per watt in 4Q09.
•	Gross profit decreased 13.6% to RMB428.7 million (US$64.9 million) from RMB496.4 million in 3Q10, but increased 82.0% from RMB235.6 million in 4Q09.
•
Gross margin decreased to 20.3% compared with 22.7% in 3Q10, primarily due to an increase in raw material costs.  Gross margin in 4Q09 was 18.8%. The decrease from 4Q10 was primarily due to the increase in the cost of silicon materials, including polysilicon and externally sourced wafers and cells.

•
The blended cost of goods sold (“COGS”) per watt, excluding module processing services, was US$1.41, representing a 4.4% increase from US$ 1.35 in 3Q10. The blended COGS takes into account the production cost (silicon and non-silicon) using internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells, as well as freight costs.

•
The production cost (including both silicon and non-silicon costs) using internal wafers was US$1.20 per watt, representing a 3.4% increase from US$1.16 per watt in 3Q10.  The increase was primarily due to the increase in polysilicon price.

•
Operating profit decreased 24.8% to RMB296.2 million (US$44.9 million) from RMB393.9 million in 3Q10, but increased from RMB127.7 million in 4Q09.  Operating margin decreased to 14.0% from 18.0% in 3Q10, but increased from 10.2% in 4Q09.

•
Operating expenses as a percentage of total net revenues were 6.3% in 4Q10, as compared with 4.7% in 3Q10 and 8.6% in 4Q09.  The higher operating expenses in 4Q10 compared with 3Q10 was primarily due to higher selling expenses and research and development expenses.

•	Interest expense was RMB40.7 million (US$6.2 million), compared with RMB39.9 million in 3Q10 and RMB39.7 million in 4Q09.

•
The Company recorded a net foreign exchange loss of RMB 4.5 million (US$ 0.7 million), which combined a foreign exchange loss with a loss from the change in fair value of foreign currency derivatives.  The Company recorded a net foreign exchange loss of RMB34.1 million in 3Q10 and a net foreign exchange loss of RMB0.7 million in 4Q09.

•
Gain from the change in fair value of the conversion feature of the Company's convertible bonds was RMB255.6 million (US$38.7 million), compared with a loss of RMB279.2 million in 3Q10 and a loss of RMB71.3 million in 4Q09.  The fluctuations resulting from the adoption of ASC 815-40 on January 1, 2009, were primarily due to changes in the Company's ADS price during the quarter. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter. The Company has no direct control over the fluctuations.

•
Income tax expense in 4Q10 increased to RMB 148.9 million (US$ 22.6 million) compared with RMB 75.5 million in 3Q10 and RMB 7.3 million in 4Q09.  In accordance with the People’s Republic of China (“PRC”) income tax laws, an enterprise awarded with a High and New Technology Enterprise (“HNTE”) status may be eligible to apply a reduced Enterprise Income Tax (“EIT”) rate of 15% instead of the statutory EIT rate of 25%, subject to an annual self-assessment to determine whether it continues to satisfy the criteria as an HNTE for each tax year. One of the Company’s major operating subsidiaries, was certified by the PRC taxation authorities as an HNTE and obtained its HNTE certificate in 2008, which is valid for a three-year period through 2010.  In the fourth quarter of 2010, the Company recognized an incremental income tax expense of RMB 116.1 million (US$17.6 million) and a corresponding liability due to the uncertainty as to whether this subsidiary would meet certain requirement of HNTE.  The Company had not recognized a similar uncertain tax position in prior three quarters of 2010 because the self-assessment for the 2010 tax year could only be conducted when the full-year 2010 financial statements were available in January 2011. The PRC taxation authorities may determine, within a three-year statute of limitation period starting from December 31, 2010, that this subsidiary was not eligible for applying the EIT rate of 15% for the 2010 tax year. In the absence of such determination during the three-year period, the liability for this uncertain tax position will be reversed.

•
Net income attributable to shareholders on a non-GAAP basis1 was RMB134.6million (US$20.4million), a decrease of 50.8% from RMB273.7 million in 3Q10, but an increase of 40.4% from RMB95.9 million in 4Q09.

•	Net income per basic ADS on a non-GAAP basis was RMB1.82 (US$0.28), a decrease of 60.6% from RMB4.62 in 3Q10, but an increase of 9.0% from RMB1.67 in 4Q09.
•
Net income attributable to shareholders on a GAAP basis was RMB370.8 million (US$56.2million), compared with net loss attributable to shareholders of RMB25.2 million in 3Q10 and net income attributable to shareholders of RMB10.6 million in 4Q09.

•	Net income per basic ADS on a GAAP basis was RMB5.02 (US$0.76), compared with net loss per basic ADS of RMB0.43 in 3Q10 and net income per basic ADS of RMB0.18 in 4Q09.
•	Annualized ROE on a non-GAAP basis was 13.1% in 4Q10, compared with 35.3% in 3Q10 and 17.4% in 4Q09.
•	Annualized ROE on a GAAP basis was 33.2% in 4Q10, compared with negative 2.9% in 3Q10 and 1.5% in 4Q09.

FINANCIAL POSITION

As of December 31, 2010, the Company had cash and cash equivalents of RMB1,630.8 million (US$247.1 million) and net working capital of RMB3,179.9 million (US$481.8 million), compared with cash and cash equivalents of RMB1,296.7 million and net working capital of RMB2,286.5 million as of September 30, 2010.  Total short-term bank borrowings (including the current portion of long-term bank borrowings) were RMB533.9 million (US$80.9 million), compared with RMB950.5 million as of September 30, 2010.  The decrease in short-term borrowings was because the Company repaid some of its bank borrowings with the proceeds from its equity offering in November 2010.

As of December 31, 2010, the Company had total long-term debt of RMB822.4 million (US$124.6 million), which comprised both long-term bank borrowings and convertible notes payable. The Company's long-term bank borrowings are to be repaid in installments until their maturities in 2011 and 2012.  Holders of the convertible notes have the option to require the Company to redeem the notes on January 15, 2015.

Net cash generated from operating activities in 4Q10 was RMB50.4million (US$7.6million), compared with net cash used in operating activities of RMB194.0 million in 3Q10 and RMB336.9 million in 4Q09.

As of December 31, 2010, accounts receivable were RMB1,282.8 million (US$194.4 million) compared with RMB1,289.9 million as of September 30, 2010 and RMB587.5 million as of December 31, 2009.  Days sales outstanding increased to 55 days in 4Q10 from 46 days in 3Q10 and 47 days in 4Q09.

As of December 31, 2010, inventories increased to RMB790.8 million (US$119.8 million) from RMB689.6 million as of September 30, 2010, and from RMB784.0 million as of December 31, 2009.  Days inventory was 40 days in 4Q10 compared with 35 days in 3Q10 and 71 days in 4Q10.

Capital expenditures were RMB332.7 million (US$50.4 million) in 4Q10.  For full year 2010, the total capital expenditures were RMB717.8 million (US$108.8 million).

CAPACITY EXPANSION

Details on the Company's annual production capacities and expected production capacities are as follows:

Capacity ramp-up plan

		Q4 2010	Q1 2011 (Projected)	Q2 2011 (Projected)	Q3 2011 (Projected)	Q4 2011 (Projected)
Ingot	MW	400	400	450	710	800
Wafer	MW	400	400	450	700	800
Cell	MW	600	650	900	1,200	1,300
Module	MW	900	900	1,000	1,500	1,500

BUSINESS OUTLOOK

The Company provides the following guidance based on current operating trends and market conditions.

For 1Q11, the Company expects:

•	Total module shipments to be 235MW to 245MW, of which about 25% to 30% will be for PV module processing services.
•	ASP excluding PV module processing services to decrease approximately 5% from 4Q10, assuming that the average Euro/US dollar exchange rate stays at around 1.36 the rest of 1Q11.

For the full year 2011, the Company expects:

•	Module shipments ranging from 1GW to 1.2GW of which about 20-25% will be for PV module processing services.
•	Capital expenditures to be approximately US$450 million

CONFERENCE CALL

The Company will host a conference call to discuss the fourth quarter and full year of 2010 results at 8:00 AM Eastern Time (8:00 PM Shanghai Time) on March 17, 2011.

Mr. Peter Xie, CEO and President, Mr. Gareth Kung, Chief Financial Officer, and Mr. Paul Combs, Vice President of Investor Relations, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number:	+1 866 700 5192
•	International dial-in number:	+1 617 213 8833
•	China Toll Free Number (North):	+10 800 152 1490
•	China Toll Free Number (South):	+10 800 130 0399
•	China Toll Free Number (South):	+10 800 852 1490

Passcode: HSOL

A live webcast of the conference call will be available on the investor relations section of the Company's website at: http://www.hanwha-solarone.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

•	U.S. Toll Free Number: 1 888 286 8010
•	International dial-in number: +1 617 801 6888

Passcode: 36339192

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of December 31, 2010, which was RMB 6.6000 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2010 or at any other date.  The percentages stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of ASC 815-40 had not been recorded.  The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements.  These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 1Q and full-year 2011 estimates for PV product shipments, ASPs, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices.  Hanwha SolarOne produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities. Hanwha SolarOne partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets. Hanwha SolarOne maintains a strong global presence with local staff throughout Europe, North America, and Asia.  Hanwha SolarOne embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program.

For further information, please contact:

Hanwha SolarOne Co., Ltd.

Investor Contact:
Paul Combs
V.P. Strategic Planning
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail: paul.combs@hanwha-solarone.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
Tel:  +852 9212 0684
E-mail:  tfleming@ChristensenIR.com

Hanwha SolarOne Co, Ltd.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"))

	December 31	September 30	December 31	December 31
	2009	2010	2010	2010
		(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	645,720	1,296,734	1,630,777	247,087
Restricted cash	60,539	63,858	100,490	15,226
Derivative contracts	7,360	1,910	7,489	1,135
Accounts receivable, net	587,488	1,289,932	1,282,807	194,365
Notes receivable			10,000	1,515
Inventories, net	783,973	689,566	790,773	119,814
Advance to suppliers, net	540,145	851,329	764,063	115,767
Other current assets	180,315	236,285	255,431	38,702
Deferred tax assets - net	63,115	75,734	91,611	13,880
Amount due from related parties	12,458	-	42,819	6,488

Total current assets	2,881,113	4,505,348	4,976,260	753,979

Non-current assets
Fixed assets – net	1,586,283	1,829,395	2,084,027	315,762
Intangible assets – net	208,563	206,856	205,763	31,176
Goodwill	134,735	134,735	134,735	20,414
Deferred tax assets - net	13,789	16,239	16,759	2,539
Long-term deferred expenses	33,158	29,639	27,273	4,132
Long-term prepayment	439,617	395,007	394,283	59,741

Total non-current assets	2,416,145	2,611,871	2,862,840	433,764

TOTAL ASSETS	5,297,258	7,117,219	7,839,100	1,187,743
LIABILITIES
Current liabilities
Derivative contracts	1,148	70,605	8,047	1,219
Short-term bank borrowings	404,764	748,010	318,919	48,321
Long-term bank borrowings, current portion	120,000	202,500	215,000	32,576
Accounts payable	441,768	528,902	478,129	72,444
Notes payable	186,921	142,509	181,265	27,464
Accrued expenses and other liabilities	191,895	356,860	404,826	61,337
Customer deposits	59,685	127,498	33,538	5,082
Deferred tax liabilities	-	766	-	-
Unrecognized tax benefit	27,385	27,385	143,473	21,738
Amount due to related parties	16,765	13,767	13,183	1,997

Total current liabilities	1,450,331	2,218,802	1,796,380	272,178

Non-current liabilities
Long-term bank borrowings	350,000	200,000	135,000	20,455
Convertible bonds	658,653	928,369	687,435	104,157
Deferred tax liabilities	26,566	26,124	25,977	3,936

Total non-current liabilities	1,035,219	1,154,493	848,412	128,548

TOTAL LIABILITIES	2,485,550	3,373,295	2,644,792	400,726

Redeemable ordinary shares	55	55	55	8

EQUITY
Shareholders’ equity
Ordinary shares	227	252	314	48
Additional paid-in capital	2,331,797	2,877,447	3,956,953	599,538
Statutory reserves	69,564	151,541	170,000	25,758
Retained earnings	410,065	714,629	1,066,986	161,665

Total shareholders’ equity	2,811,653	3,743,869	5,194,253	787,009
Noncontrolling interest	-	-

TOTAL EQUITY	2,811,653	3,743,869	5,194,253	787,009

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	5,297,258	7,117,219	7,839,100	1,187,743

	0.00	0.00	0.00	0.00

Hanwha SolarOne Co, Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	For the three months ended				For the years ended
	December 31	September 30	December 31	December 31	December 31	December 31	December 31
	2009	2010	2010	2010	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudiued)	(Unaudiued)
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue
Photovoltaic modules	1,153,184	1,988,801	1,851,940	280,597	3,375,638	6,658,642	1,008,885
Photovoltaic cells	12,567	32,909	18,886	2,862	38,396	100,566	15,237
PV cells processing	-	-	-	-	-	-	-
PV modules processing	78,909	151,037	168,280	25,497	336,485	644,037	97,581
Wafer processing	774	(1,922)	-	-	1,830	-	-
Raw materials	7,277	12,832	-	-	25,967	23,342	3,537
System intergration	-	-	68,431	10,368	-	68,431	10,368
Others	-	2,092	5,167	783	-	31,975	4,845

Net revenues	1,252,711	2,185,749	2,112,704	320,107	3,778,316	7,526,993	1,140,453

Cost of revenue					-
Photovoltaic modules	(927,266)	(1,529,838)	(1,458,188)	(220,938)	(3,012,428)	(5,239,628)	(793,883)
Photovoltaic cells	(15,317)	(23,260)	(18,135)	(2,748)	(53,516)	(77,177)	(11,693)
PV cells processing	-	-	-	-	-	-	-
PV modules processing	(67,205)	(124,446)	(146,358)	(22,176)	(248,832)	(537,314)	(81,411)
Wafer processing	(965)	2,137	-	-	(2,339)	-	-
Raw materials	(6,388)	(13,129)	-	-	(24,821)	(23,582)	(3,573)
System intergration	-	-	(56,114)	(8,502)	-	(56,114)	(8,502)
Others	-	(857)	(5,258)	(797)	-	(26,833)	(4,066)

Cost of revenues	(1,017,141)	(1,689,393)	(1,684,053)	(255,161)	(3,341,936)	(5,960,648)	(903,128)

Gross profit	235,570	496,356	428,651	64,946	436,380	1,566,345	237,325

Operating expenses							-
Selling expenses	(46,114)	(44,195)	(65,143)	(9,870)	(105,454)	(178,057)	(26,978)
G&A expenses	(50,866)	(55,716)	(54,760)	(8,297)	(180,989)	(190,594)	(28,878)
R&D expenses	(12,843)	(4,672)	(14,622)	(2,215)	(32,025)	(53,500)	(8,106)
Government grant	2,000	2,166	2,121	321	7,571	18,755	2,841

Total operating expenses	(107,823)	(102,417)	(132,404)	(20,061)	(310,897)	(403,396)	(61,121)

Operating profit (loss)	127,747	393,939	296,247	44,885	125,483	1,162,949	176,204
							-
Interest expenses	(39,662)	(39,870)	(40,658)	(6,160)	(157,907)	(161,677)	(24,497)
Interest income	1,298	1,962	2,350	356	5,002	6,141	930
Exchange gain (loss)	(14,694)	76,220	(36,222)	(5,488)	(23,814)	(89,272)	(13,526)
Gain (loss) on change in fair value of derivative	15,397	(108,042)	37,505	5,683	9,594	77,531	11,747
Gain (loss) on change in conversion feature fair value of convertible bond	(71,279)	(279,228)	255,591	38,726	(73,887)	31,623	4,791
Other income	1,265	5,086	7,063	1,070	6,286	24,353	3,691
Other expenses	(2,046)	(1,291)	(2,133)	(323)	(11,835)	(5,903)	(894)
Government grant		1,503	-	-	90	9,595	1,454

Net income (loss) before income tax	18,026	50,279	519,743	78,749	(120,988)	1,055,340	159,900

Income tax expenses	(7,338)	(75,525)	(148,927)	(22,565)	(23,928)	(297,983)	(45,149)

Net income (loss)	10,688	(25,246)	370,816	56,184	(144,916)	757,357	114,751

Net loss attributable to noncontrolling interest	67	-	-	-	311		-

Net income (loss) attributable							-
to shareholders	10,621	(25,246)	370,816	56,184	(145,227)	757,357	114,751

Net income (loss) per share
Basic	0.04	(0.09)	1.00	0.15	(0.53)	2.43	0.37
Diluted	0.04	(0.09)	0.35	0.05	(0.53)	2.36	0.36

Shares used in computation
Basic	287,982,207	296,202,329	369,518,133	369,518,133	274,067,760	311,263,308	311,263,308
Diluted	288,210,311	296,202,329	415,850,842	415,850,842	274,067,760	357,272,605	357,272,605

Net income (loss) per ADS
Basic	0.18	(0.43)	5.02	0.76	(2.65)	12.17	1.84
Diluted	0.18	(0.43)	1.76	0.27	(2.65)	11.82	1.79

ADSs used in computation
Basic	57,596,441	59,240,466	73,903,627	73,903,627	54,813,552	62,252,662	62,252,662
Diluted	57,642,062	59,240,466	83,170,168	83,170,168	54,813,552	71,454,521	71,454,521

	For the three months ended				For the twelve months ended
	December 31,2009	September 30, 2010	December 31, 2010	December 31, 2010	December 31, 2010	December 31, 2010	December 31,2009
	(RMB million)	(RMB million)	(RMB million)	(US$ million)	(RMB million)	(US$ million)	(RMB million)

Non-GAAP net income/(loss)	95.9	273.7	134.6	20.4	798.2	120.9	(20.0)

Fair value changes of the conversion features of the Convertible bonds	(71.3)	(279.2)	255.6	38.7	31.6	4.8	(73.9)

Accretion of interest of the Convertible bonds	(14.0)	(19.7)	(19.4)	(2.9)	(72.4)	(11.0)	(51.3)

GAAP net income/(loss)	10.6	(25.2)	370.8	56.2	757.4	114.8	-145.2

	For the three months ended				For the twelve months ended
	December 31,2009	September 30, 2010	December 31, 2010	December 31, 2010	December 31, 2010	December 31, 2010	December 31, 2009
	(RMB million)	(RMB)	(RMB)	(USD)	(RMB)	(USD)	(RMB)

Non GAAP net income per ADS - Basic	1.66	4.62	1.82	0.28	12.82	1.94	(0.36)

Fair value changes of the conversion features of the Convertible bonds	(1.24)	(4.71)	3.46	0.52	0.51	0.08	(1.35)

Accretion of interest of the Convertible bonds	(0.24)	(0.33)	(0.26)	(0.04)	(1.16)	(0.18)	(0.94)

Net profit contributed to shareholders per ADS - Basic	0.18	(0.43)	5.02	0.76	12.17	1.84	(2.65)

ADS (Basic)	57,596,441	59,240,466	73,903,627	73,903,627	62,252,662	62,252,662	54,813,552

	For the three months ended			Annualized for Q4 2009	Annualized for Q3 2010	Annualized for Q4 2010	For the twelve months ended	For the twelve months ended
	December 31,2009	September 30, 2010	December 31, 2010	December 31,2009	September 30, 2010	December 31, 2010	December 31, 2010	December 31,2009

Non-GAAP Return on Equity	4.4%	8.8%	3.3%	17.4%	35.3%	13.1%	22.8%	-0.9%

Fair value changes of the conversion features of the Convertible bonds	-3.3%	-9.0%	5.5%	-13.3%	-35.9%	21.8%	-2.1%	-2.5%

Accretion of interest of the Convertible bonds	-0.7%	-0.6%	-0.4%	-2.6%	-2.3%	-1.7%	-1.8%	-1.8%

GAAP Return on equity	0.4%	-0.7%	8.3%	1.5%	-2.9%	33.2%	18.9%	-5.2%

Hanwha SolarOne Co, Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"))

	For three months ended				For the years ended
	December 31, 2009	September 30, 2010	December 31,2010	December 31,2010	December 31, 2009	December 31,2010	December 31,2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB	RMB	RMB	USD	RMB	RMB	USD
Cash flow from operating activities
Net income (loss)	10,688	(25,246)	370,816	56,184	(144,916)	757,357	114,751

Adjustments to reconcile net income (loss) to net cash provided (used) in operating activities:
Unrealised financial derivative	(47,701)	134,483	(68,138)	(10,324)	27,661	6,769	1,026
Amortization of convertible bonds discount	13,933	14,475	14,657	2,221	50,788	60,405	9,152
Changes in fair value of conversion feature of convertible bonds	71,279	279,228	(255,591)	(38,726)	73,887	(31,623)	(4,791)
Loss from disposal of fixed assets	96	133	139	21	719	957	145
Depreciation and amortization	43,072	48,064	51,490	7,802	153,174	187,587	28,422
Amortization of long-term deferred expense	1,570	1,802	1,816	275	6,670	7,194	1,090
Provision for doubtful debt of advance to suppliers	163	(46)	-	-	234,724	117	18
Reversal of doubtful debt for accounts receivable	3,723	-	-	-	3,723	(278)	(42)
Provision for doubtful debt of accounts receivable	-	-	(1,006)	(152)		-	-
Write down of inventory	40,341	41,498	35,266	5,343	282,574	134,489	20,377
Stock compensation expense	8,509	10,586	6,736	1,021	42,671	31,963	4,843
Warranty provision	2,744	21,705	9,925	1,504	24,824	58,230	8,823
Deferred tax benefit	(854)	(15,939)	(17,310)	(2,623)	(15,792)	(32,055)	(4,857)
Unrecognized tax benefit	(1,082)	-	116,089	17,589	-	116,089	17,589
Changes in operating assets and liabilities		-				-	-
Restricted cash	5,166	37,044	(8,559)	(1,297)	2,011	(5,298)	(803)
Inventory	(15,899)	(139,479)	(136,472)	(20,678)	(334,839)	(141,288)	(21,407)
Account receivables	116,024	(460,992)	(1,870)	(283)	(271,674)	(705,041)	(106,824)
Advances to suppliers	(165,766)	(310,268)	87,266	13,222	370,745	(224,035)	(33,945)
Prepaid expense	18,663	52,510	25,378	3,845	86,375	83,934	12,717
Other current assets	84,065	(63,457)	(44,525)	(6,746)	215,059	(159,052)	(24,099)
Long-term prepayment	13,721	18,198	725	110	(439,617)	45,335	6,869
Amount due from related parties	30,132	96,219	(42,819)	(6,488)	(12,439)	(30,361)	(4,600)
Accounts payable	51,946	42,067	(37,112)	(5,623)	238,804	(17,908)	(2,713)
Accrued expenses and other liabilities	10,811	64,461	38,041	5,764	33,648	154,680	23,436
Customer deposits	38,339	4,755	(93,960)	(14,236)	50,191	(26,147)	(3,962)
Amount due to related parties	3,201	(45,811)	(584)	(88)	10,362	(3,582)	(543)

Net cash provided (used) in operating activities	336,884	(194,010)	50,398	7,637	689,333	268,438	40,672

Cash flows from investing activities
Acquisition of fixed assets	(27,468)	(103,397)	(279,523)	(42,352)	(260,054)	(634,506)	(96,137)
Change of restricted cash	65,832	(440)	(28,074)	(4,254)	25,587	(34,653)	(5,250)
Acquisition of intangible assets	(125)	-	-	-	(438)	(1,678)	(254)
Acqusition of subsidiaries	(850)	-	-	-	(89,818)	-	-

Net cash provided (used) in investing activities	37,389	(103,837)	(307,597)	(46,606)	(324,723)	(670,837)	(101,641)

Cash flows from financing activities
Proceeds from share lending	-	21	-	-	-	21	3
Proceeds from exercise of stock option	22	4,263	2,048	310	1,103	12,166	1,843
Proceeds from issuance of ordinary shares	70,387	510,330	1,070,784	162,240	148,994	1,581,114	239,563
Proceeds from short-term bank borrowings	65,097	460,713	32,687	4,953	1,900,675	1,098,911	166,502
Payment of short term bank borrowings	(674,071)	(243,688)	(461,777)	(69,966)	(2,594,743)	(1,184,756)	(179,508)
Proceeds from long term bank borrowings	-	-	-	-	300,000	-	-
Payment for long term bank borrowings	(7,500)	(22,500)	(52,500)	(7,955)	(30,000)	(120,000)	(18,182)
Utilization of notes payable	27,726	-	-	-	147,580	-	-
Profit distribution	(3,400)	-	-	-	(3,400)	-	-
		-
Net cash provided (used) by financing activities	(521,739)	709,139	591,242	89,582	(129,791)	1,387,456	210,221

Unrealised foreign exchange gain/loss

Net increase (decrease) in cash and cash equivalents	(147,466)	411,292	334,043	50,612	234,819	985,057	149,251

Cash and cash equivalents at the beginning of period	793,186	885,442	1,296,734	196,475	410,901	645,720	97,836

Cash and cash equivalents at the end of period	645,720	1,296,734	1,630,777	247,087	645,720	1,630,777	247,087
	-	0		-	-		-
				-			-
Supplemental disclosure of cash flow information:				-			-
Interest paid	21,268	31,438	11,621	1,761	156,143	89,855	13,614
Income tax paid	30,978	41,589	79,080	11,982	39,159	160,615	24,336
Realized gain (loss) from derivative contracts	(32,305)	26,443	(30,633)	(4,641)	37,255	84,301	12,773
Supplemental schedule of non-cash activities:				-		-	-
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	(2,803)	9,694	25,096	3,802	21,842	48,613	7,366
Conversion of CB into ordinary shares	-	-	-	-	179	-	-
Transfer of unamortized debt issurance costs to equity upon conversion of CB into oridinary shares	-	-	-	-	(5)	-	-